Exhibit 99.3

Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V92186-P49879 Your Vote Counts! TOTALENERGIES SE “SOCIÉTÉ EUROPÉENNE” WITH A SHARE CAPITAL OF €5,471,001,187.50 2 PLACE JEAN MILLIER - LA DÉFENSE 6 92400 COURBEVOIE 542 051 180 RCS NANTERRE TotalEnergies SE 2026 Combined Shareholders’ Meeting Vote by May 25, 2026 11:59 PM ET Vote in Person at the Meeting* May 29, 2026 2:00 p.m. (Paris time) Tour Coupole 2 place Jean Millier – La Défense 6 92078 – Paris La Défense *Please see “Shareholder Meeting Registration” above and refer to the meeting materials for the requirements for meeting attendance. You invested in TotalEnergies SE and it’s time to vote! You have the right to vote on proposals being presented at the Combined Shareholders’ Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 29, 2026. Get informed before you vote View the convening notice of meeting online OR you can receive a free paper or email copy of the material(s) by requesting prior to May 15, 2026. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. Shareholder Meeting Registration To vote at and attend the meeting, go to the “Attend a Meeting” link at www.proxyvote.com. Registration must be completed by 11:59 p.m. Eastern Time on May 25, 2026. In compliance with French law and US practices, a US Beneficial Owner (as defined in the notice of meeting) should also be in possession of (i) a “legal proxy” obtained from Broadridge at www.proxyvote.com or from your usual bank or broker and, (ii) unless such legal proxy is dated as of the Voting Record Date, a US Beneficial Owner must also be able to prove their continued ownership as of May 22, 2026 at 12:00 Paris time (May 21, 2026 at 6 p.m. Eastern time). See the notice of meeting for additional information.

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THIS IS NOT A VOTABLE BALLOT

This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters.

Voting Items		Board Recommends
Resolutions within the remit of the Ordinary Shareholders' Meeting		
1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2025.	For
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2025.	For
3.	Appropriation of profit and determination of dividend for the year ended December 31, 2025.	For
4.	Authorization given to the Board of Directors, for a period of eighteen months, to operate on the Corporation's shares.	For
5.	Agreements covered by Articles L. 225-38 et seq. of the French Commercial Code.	For
6.	Renewal of Ms. Marie-Christine Coisne-Roquette's term of office as a director.	For
7.	Renewal of Ms. Anelise Lara's term of office as a director.	For
8.	Renewal of Mr. Dierk Paskert's term of office as a director.	For
9.	Appointment of Mr. Slawomir Krupa as a director.	For
10.	Approval of the information relating to the compensation of executive and non-executive directors ("mandataires sociaux") mentioned in paragraph I of Article L. 22-10-9 of the French Commercial Code.	For
11.	Approval of the compensation policy applicable to directors.	For
12.	Approval of the fixed, variable and extraordinary components making up the total compensation and the in-kind benefits paid during the fiscal year 2025 or allocated for that year to Mr. Patrick Pouyanné, Chairman and Chief Executive Officer.	For
13.	Approval of the compensation policy applicable to the Chairman and Chief Executive Officer.	For
Resolutions within the remit of the Extraordinary Shareholders' Meeting		
14.	Delegation to the Board for twenty-six months to increase the share capital with maintenance of the shareholders' preemptive subscription right.	For
15.	Delegation to the Board for twenty-six months, to increase the share capital within the framework of a public offering, with cancellation of the shareholders' preemptive subscription right.	For
16.	Delegation to the Board for twenty-six months, to issue, through an offer referred to in Article L. 411-2, 1° of the French Monetary and Financial Code, with cancellation of the shareholders' preemptive subscription right.	For
17.	Delegation to the Board for twenty-six months, to increase the number of shares to be issued in the event of a capital increase with cancellation of the shareholders' preemptive subscription right.	For
18.	Delegation to the Board for twenty-six months, to increase the capital in consideration for contributions in kind granted to the Corporation in the event of a public exchange offer initiated by the Corporation.	For
19.	Delegation to the Board for twenty-six months, to increase the capital in consideration for contributions in kind granted to the Corporation, with cancellation of the shareholders' preemptive subscription right.	For
20.	Delegation to the Board for twenty-six months to proceed to share capital increases, with cancellation of the shareholders' preemptive subscription right, reserved to members of a company or group savings plan.	For
21.	Amendments to the Articles of Association of the Corporation - Powers for formalities.	For
22.	**Floor proposals** In case amendments or new resolutions are proposed during the meeting, please mark "YES" if you would like to appoint the Chairman of the Combined Shareholders' Meeting to vote your shares on such proposals according to the recommendation of the board of directors, or mark "NO" if you would like to abstain from voting on such floor proposal(s). ***Note: if you do not make an election, your shares will be voted "Against" the proposal.***	
	French Resident Please mark "YES" if the ordinary shares owned of record or beneficially by you are owned and controlled by any person domiciled in France, within the meaning of article 102 of the French civil code, or mark "NO" if such stock is owned or controlled by only by persons domiciled outside of France. ***Note:*** *if "YES" is marked, TotalEnergies SE may not be able to count your vote and you are encouraged to contact Computershare to reposition your shares to Euroclear France for your vote to be counted. If you do not make an election, by signing this proxy card, you will be deemed to confirm that the shares for which the vote is expressed herein are not directly or indirectly owned by any person domiciled in France within the meaning of article 102 of the French civil code.*	

NOTE: FOR MORE INFORMATION REGARDING THE MEETING, PLEASE VISIT WWW.TOTALENERGIES.COM

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V92187-P49879